50
3/15

RECD S.E.C.
MAR 15 2002



02007732

SECURITIES ... ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 16514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Pereira (415) 636-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco,	CA	94105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

We, David S. Pottruck and Christopher V. Dodds, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2001 are true and correct, and that these consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $10 million, Credits $18 million)



Signature

President and Chief Executive Officer
Title



Signature

Executive Vice President and Chief Financial Officer
Title

State of California)
County of San Francisco)ss.

On this 8th day of March 2002 before me, Helen Avery Drake, Notary Public, personally appeared David S. Pottruck and Christopher V. Dodds, personally known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

WITNESS my hand and official seal.



Notary Public



HELEN AVERY DRAKE
COMM. #1331612
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 23, 2005

CHARLES SCHWAB & CO., INC.
(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 8, 2002

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001 (In millions, except share and per share amounts)

Assets

Cash and cash equivalents	$ 1,523
Cash and investments segregated and on deposit for federal or other regulatory purposes [1] (including resale agreements of $14,811)	17,044
Receivables from brokers, dealers and clearing organizations	401
Receivables from brokerage clients — net	9,587
Securities owned — at market value (including securities pledged of $1)	317
Equipment, office facilities and property — net	824
Other assets	246
Total	$ 29,942

Liabilities and Stockholder's Equity

Drafts payable	$ 294
Payables to brokers, dealers and clearing organizations	707
Payables to brokerage clients	26,133
Accrued expenses and other liabilities	483
Payables to affiliates	66
	27,683
Subordinated borrowings from The Charles Schwab Corporation	245
Total liabilities	27,928
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	
Additional paid-in capital	565
Retained earnings	1,449
Total stockholder's equity	2,014
Total	$ 29,942

(1) Amount included represents actual balance on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $17,559 million. As of January 3, 2002, Schwab had deposited $710 million to meet its segregated cash requirement.

See Notes to Consolidated Statement of Financial Condition.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Tabular amounts in millions)

1. Significant Accounting Policies

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly owned subsidiary of Schwab Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 395 domestic branch offices in 48 states, as well as branches in the Commonwealth of Puerto Rico and the U.S. Virgin Islands.

Basis of presentation — The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Such estimates relate to capitalized development costs for internal-use software, useful lives of equipment, office facilities, property, goodwill and other intangible assets, fair value of financial instruments, allowance for doubtful accounts of brokerage clients, future tax benefits, restructuring liabilities and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions have been eliminated.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments (including interest-bearing deposits with banks, commercial paper and money market funds) with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements) which are collateralized by U.S. government securities, and certificates of deposit. Certificates of deposit are stated at cost, which approximates market.

Securities financing activities — Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Schwab obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued by Schwab, with additional collateral obtained or refunded when necessary.

Securities borrowed and securities loaned are reported as collateralized financing transactions. Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing

organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients that remain unsecured for more than 30 days or partially secured for more than 90 days are generally fully reserved for, and are stated net of allowance for doubtful accounts.

Securities owned include SchwabFunds® money market funds, equity and bond mutual funds, equity, fixed income and other securities. These securities are recorded at estimated fair value.

Equipment, office facilities and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to seven years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For a discussion of CSC's restructuring plan, which included the removal of assets from service, see note "2 — Restructuring."

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities and subordinated borrowings are estimated using quoted market prices and discounted cash flow analyses utilizing discount rates currently available for similar instruments. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — The Company is included in the consolidated federal tax return of CSC. Each entity included in the consolidated tax return computes income tax expense as though it filed a separate income tax return. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Derivative financial instruments — On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 — Accounting for Derivative Instruments and Hedging Activities. This statement requires that all derivatives be recorded on the balance sheet at fair value. Schwab's derivative instruments primarily consist of overnight exchange-traded option contracts resulting from clients' transactions. These derivatives are recorded at fair value on the balance sheet and are not material to the Company's financial position.

New accounting standard — Pledged Collateral: On April 1, 2001, the Company completed its adoption of SFAS No. 140 — Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral

and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities (see note "13 — Financial Instruments Subject to Off-Balance-Sheet Risk or Credit Risk").

Under SFAS No. 140, Schwab is required to report the value of securities that it has received as collateral and which can in turn be used (or repledged) by Schwab to generate financing such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. Schwab is also required to disclose the value of such securities that it has actually repledged as of the reporting date.

Schwab receives securities collateral in connection with its business as a broker-dealer through collateralized resale agreements, client margin lending and securities borrowed.

Business Combinations: SFAS No. 141 — Business Combinations, was issued in June 2001. This statement eliminates, on a prospective basis, the pooling of interest method for accounting for business combinations and requires the use of the purchase method for business combinations initiated after June 30, 2001. This statement also broadens the criteria for recording intangible assets separately from goodwill.

The adoption of SFAS Nos. 140 and 141 did not have a material impact on the Company's financial position.

Goodwill and Other Intangible Assets: SFAS No. 142 — Goodwill and Other Intangible Assets, was issued in June 2001 and establishes new standards for accounting for goodwill and intangible assets. The Company is required to adopt this statement effective on January 1, 2002. This statement requires that goodwill and certain intangible assets with an indefinite useful life not be amortized. This statement also requires that goodwill and certain intangible assets be tested at least annually under new impairment testing criteria. The Company does not expect the adoption of this statement to have a material impact on its financial position.

Long-Lived Assets: SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001 and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets (e.g., equipment and office facilities). This statement supersedes SFAS No. 121 — Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, and certain accounting and reporting provisions of Accounting Principles Board Opinion No. 30 — Reporting the Results of Operations. The Company is required to adopt this statement effective on January 1, 2002. The adoption of this statement is not expected to have an impact on the Company's financial position.

2. Restructuring

In 2001, CSC initiated a restructuring plan (the Plan) to reduce operating expenses due to continued economic uncertainties and difficult market conditions. The Plan included a reduction in operating facilities, a workforce reduction and the removal of certain systems hardware, software and equipment from service.

Facilities: The Plan included a reduction of Schwab's operating space, primarily through subleases of certain space subject to lease commitments at Schwab's telephone service and data centers, corporate administrative office space, and certain branch expansion space. The Plan also included impairment losses on assets removed

from service at these facilities, as well as accelerated depreciation of leasehold improvements, furniture and equipment over their shortened remaining estimated useful lives. The remaining restructuring liability balance for facilities reduction at December 31, 2001 was $67 million, primarily comprised of non-cancelable lease costs net of estimated sublease income. Schwab expects to utilize the remaining restructuring liability through cash payments for the net lease expense over the respective lease terms through 2010.

Workforce: During 2001, Schwab reduced full-time equivalent employees by 6,100, or 29%, including 3,500 through mandatory staff reductions. While the Plan's total workforce reduction encompassed employees from across Schwab, Schwab's retail brokerage division and technology support functions accounted for most of the affected employees. The remaining restructuring liability balance for workforce reduction at December 31, 2001 was $45 million, primarily comprised of severance pay and benefits. Schwab expects to substantially utilize the remaining restructuring liability in the first quarter of 2002.

Systems: The Plan included the removal of certain computer systems hardware, software and equipment from service at certain of Schwab's data center facilities. The remaining restructuring liability balance for systems hardware reduction at December 31, 2001 was $1 million, primarily comprised of equipment lease buyout costs. Schwab expects to substantially utilize the remaining restructuring liability in the first quarter of 2002.

3. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $9.2 billion at December 31, 2001. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition. Receivables from brokerage clients are stated net of allowance for doubtful accounts of $4 million at December 31, 2001.

4. Securities Owned

A summary of securities owned at December 31, 2001 is as follows:

SchwabFunds® money market funds	$ 170
Equity and bond mutual funds	89
Equity, fixed income and other securities	58
Total securities owned	$ 317

Schwab's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, check-writing and debit card activities. Equity and bond mutual funds include investments made by Schwab relating to CSC's deferred compensation plan and inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions. Equity and other securities include Schwab's inventories resulting from proprietary equity trading and its specialist operations. Fixed income securities consist primarily of municipal bonds held to meet clients' trading activities.

Securities sold, but not yet purchased, of $13 million consist primarily of equity and other securities, and are recorded at market value in accrued expenses and other liabilities.

5. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $632 million at December 31, 2001. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

6. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2001, Schwab was paying interest at 1.1% on $23.1 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

7. Borrowings

Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at variable or fixed rates at Schwab's option, and expires in September 2003. At December 31, 2001, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a weighted-average rate of 7.1%. Term subordinated borrowings of $25 million are owed to CSC, bear interest at 10.0% and mature in 2003. The fair value of total subordinated borrowings at December 31, 2001 approximated their carrying amounts.

Subordinated borrowings are included in Schwab's net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "11 — Regulatory Requirements").

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $845 million at December 31, 2001. CSC has access to $665 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab, while the credit line provided by another one of these banks includes a sub-limit on credit available to CSC. There were no borrowings outstanding under these lines at December 31, 2001.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with eleven banks in favor of the OCC aggregating $805 million at December 31, 2001. No funds were drawn under these letters of credit at December 31, 2001.

8. Related Party Transactions

At December 31, 2001, payables to affiliates of $66 million are payable on demand and bear interest at variable rates (2.1% at December 31, 2001). At December 31, 2001, receivables from affiliates, which are included in other assets, were $5 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., U.S. Trust Corporation and some of its other affiliates. In addition, Schwab Capital Markets L.P. executes substantially all Nasdaq security trades originated by Schwab's clients.

Schwab pays to an affiliate management fees for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab.

9. Income Taxes

Other assets include net deferred tax assets of $67 million at December 31, 2001, which was comprised of deferred tax assets of $139 million, partially offset by deferred tax liabilities of $72 million. Deferred tax assets are primarily attributable to reserves and allowances of $73 million and deferred compensation of $60 million. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $67 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2001 was necessary.

10. Employee Benefit and Incentive Plans

Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® 401(k) Retirement Savings and Investment Plan. CSC matches certain employee contributions; additional contributions to this plan are at the discretion of CSC.

CSC's stock incentive plans provide for granting options to employees, officers and directors of Schwab, and restricted stock awards to employees and officers of Schwab. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant. Schwab applies Accounting Principles Board Opinion No. 25 — Accounting for Stock Issued to Employees, and related interpretations in accounting for CSC's stock option plans.

Restricted stock awards are restricted from sale and generally vest over a four-year period.

11. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule) and computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of 2% of aggregate debit balances arising from client transactions. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash

dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances.

At December 31, 2001, Schwab's net capital was $1.2 billion (12% of aggregate debit balances), which was $968 million in excess of its minimum required net capital and $673 million in excess of 5% of aggregate debit balances.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2001.

Several broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2001.

12. Commitments and Contingent Liabilities

Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a ten-year lease agreement. The future minimum rental commitment under the lease is $3 million in 2002 and $1 million in 2003. The agreement includes three additional five-year extension options which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases at December 31, 2001, including the commitment on the lease agreement with an affiliate and guaranteed residual values, are as follows:

2002	$ 212
2003	184
2004	147
2005	299
2006	76
Thereafter	339
Total	$ 1,257

Certain leases contain provisions for renewal options, purchase options and rent escalations based on increases in certain costs incurred by the lessor.

During 2001, the Company began occupying and making lease payments on a newly renovated office building. The lease for the building was arranged by working with a bank to create an unconsolidated special purpose trust (Trust). The Trust, through an agent, raised the $245 million needed to acquire and renovate the building by issuing long-term debt ($235 million) and raising equity capital ($10 million). The Company's lease payments to the Trust vary with fluctuations in interest rates and are structured to cover the interest on the debt obligations and a specified return on the equity. This financing arrangement is known as a synthetic lease. Upon the expiration of the lease in June 2005, the Company may renew the lease for an additional five years subject to certain approvals and conditions, or arrange a sale of

the office building to a third party. The Company also has an option to purchase the office building for $245 million at any time after June 18, 2003. CSC has provided the Trust with a residual value guarantee, which means that if the building is sold to a third party CSC is responsible for making up any shortfall between the actual sales price and the $245 million funded by the Trust, up to a maximum of $202 million. The Company has recently obtained a preliminary appraisal of $200 million for the estimated value of the building at the end of the lease term. The shortfall in estimated value below $245 million will be recorded as expense using the straight-line method over the remaining term of the lease.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of its business. The ultimate outcome of such matters cannot be determined at this time, and the results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these legal proceedings will not have a material adverse effect on the Company in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of such matters will not have a material adverse impact on the financial condition of the Company.

13. Financial Instruments Subject to Off-Balance-Sheet Risk or Credit Risk

Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and by requiring additional cash as collateral when necessary.

Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades.

Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow Schwab to sell or repledge those securities in accordance with federal regulations. At December 31, 2001, Schwab was allowed, under such regulations, to sell or repledge securities with a market value of $13.1 billion. At December 31, 2001, the market value of Schwab's client securities pledged to fulfill the short sales of its clients was $894 million and the market value of Schwab's client securities pledged in securities lending

transactions to other broker-dealers was $558 million. At December 31, 2001, the market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $11 million. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these securities was $247 million at December 31, 2001. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. At December 31, 2001, the market value of these pledged securities was $1 million.

In the normal course of its margin lending activities, Schwab may be liable for the margin requirement of client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

Schwab maintains inventories on both a long and short basis in exchange-listed securities relating to its specialist operations and proprietary equity trading. Schwab also maintains inventories in securities on a long basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab. The associated interest rate risk of these securities is not deemed material to Schwab.

Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2001, the fair market value of collateral received in connection with resale agreements that was available to be repledged or sold was $14.9 billion.

14. Geographic Concentration

At December 31, 2001, approximately 27% of Schwab's total client accounts were located in California.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com



March 8, 2002

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2001, on which we issued our report dated March 8, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP